UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: December 6, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

Sky-Mobi Limited Announces Results of 2011

Annual General Meeting

Hangzhou, December 5, 2011. Sky-mobi Limited (NASDAQ: MOBI) (“Sky-mobi” or the “Company”), a leading mobile application store and mobile social network community operator in China, held its 2011 annual general meeting on December 5, 2011. At the meeting, Sky-mobi’s shareholders adopted the following ordinary resolutions proposed by the Company:

1.	the re-election of Mr. Michael Tao Song as a Class A director of the Company;

2.	the re-election of Mr. Li Ou as a Class A director of the Company; and

3.	the appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2012.

The shareholders also authorized Mr. Michael Tao Song to take any action to effect the foregoing resolutions.

About Sky-mobi Limited:

Sky-mobi Limited operates the leading mobile application store in China, measured by 2010 revenues, according to Analysys International. The company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou in the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

The Sky-mobi Limited logo is available at: http://www.globenewswire.com/newsroom/prs/?pkgid=8458

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ”believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include those described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on August 17, 2011. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required by law.

Contact:

Sky-mobi Limited

Mr. Carl Yeung, CFO

Phone: +(86) 571-87770978 (Hangzhou)

Email: ir@sky-mobi.com

CCG Investor Relations

Elaine Ketchmere, Partner and VP

Phone: +(1) 310-954-1345 (Los Angeles)

Email: elaine.ketchmere@ccgir.com

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